UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F    ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

The following document is being submitted herewith:

•	Press Release dated February 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	March 1, 2017	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Files 2016 Year End Disclosure Documents

CALGARY, ALBERTA, Feb. 17, 2017 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2016, with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2016, with the United States Securities and Exchange Commission.

Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com/investorfilings. Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:

Enbridge Inc.

Investor Relations

Suite 200, 425 - 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

Enbridge’s Notice of Annual Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the beginning of April. Enbridge’s Annual Meeting of Shareholders will be held at 1:30 p.m. (MDT) on Thursday, May 11, 2017, in the Ballroom, Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta. A live audio webcast of the meeting will be available at www.enbridge.com.

About Enbridge Inc.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in approximately 2,500 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 9,200 people, primarily in Canada and the United States and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 261-3916 or Toll free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com